

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

03051939

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENSSELAER SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 KENWOOD
(No. and Street)

LATHAM (City) N.Y. (State) 12110 (Zip Code)

RECD S.E.C. SEP - 5 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM T. HAZELTON 518-786-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUSACK & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

15 CORNELL RD (Address) LATHAM (City) N.Y. (State) 12110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM T. HAZELTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENSSELAER SECURITIES CORP., as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACI J. DAOUST
Notary Public, State of New York
No. 5005806
Qualified in Rensselaer County
Commission Expires Dec. 21, 2006



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSACK & COMPANY
Certified Public Accountants LLC
15 CORNELL ROAD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: CUSACKCO@NYCAP.RR.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA*

JOHN A. CRISCONE
TERRENCE P. GILLOOLEY
JOHN J. TAFILOWSKI
KIMBERLY A. URQUHART

CLIFTON PARK
(518) 383-1722

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
*ALSO LICENSED IN VERMONT

The Board of Directors
Rensselaer Securities Corp.

In planning and performing our audit of the financial statements of Rensselaer Securities Corp. (the Company), as of June 30, 2003 and for the year then ended we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under § 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives stated in Securities and Exchange Commission rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



CUSACK & COMPANY, CPA'S LLC

Latham, New York
August 19, 2003

H:\CLIENT LIST\Renslr Securities\03\MgtLtr.wpd

Page

CUSACK & COMPANY
Certified Public Accountants LLC
15 CORNELL ROAD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: CUSACKCO@NYCAP.RR.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA*

JOHN A. CRISCONE
TERRENCE P. GILLOOLEY
JOHN J. TAFILOWSKI
KIMBERLY A. URQUHART

CLIFTON PARK
(518) 383-1722

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
*ALSO LICENSED IN VERMONT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Rensselaer Securities Corp.

We have audited the accompanying statements of financial condition of Rensselaer Securities Corp. as of June 30, 2003 and 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2003 and 2002, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CUSACK & COMPANY, CPA'S LLC

Latham, New York
August 19, 2003

RENSSELAER SECURITIES CORP.

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 45,099	$ 8,061
Deposits with Clearing Organization (Cash $702,106 and Securities with a Fair Value of $806,880 at June 30, 2003 and Securities with a Fair Value of $1,620,158 at June 30, 2002)	1,508,986	1,620,158
Due from Clearing Organization	93,679	131,527
Other Deposits, at Fair Value	75,186	75,199
Accounts Receivable	2,201	1,950
Investments	16,300	46,300
Prepaid Income Taxes	3,340	4,240
Prepaid Expenses	9,967	-
Property, Plant and Equipment, Less Accumulated Depreciation of $35,761 and $31,364	15,566	18,851
Total Assets	$1,770,324	$1,906,286
LIABILITIES AND STOCKHOLDERS' EQUITY		
Margin Loan Payable	$ -	$ 218,040
Accounts Payable	22,321	27,813
Accrued Expenses	72,063	73,437
Total Liabilities	94,384	319,290
Stockholders' Equity:		
Common Stock, No Par Value; Shares Authorized 200; 100 Shares Issued and Outstanding	100	100
Additional Paid-In Capital	125,275	125,275
Retained Earnings	1,550,565	1,461,621
Total Stockholders' Equity	1,675,940	1,586,996
Total Liabilities and Stockholders' Equity	$1,770,324	$1,906,286

See accompanying notes and independent auditor's report.

RENSSELAER SECURITIES CORP.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
Revenue:		
Dealer Inventory and Investment Gains	$ 1,767,619	$1,460,422
Commission Income	31,937	39,964
Interest and Dividend Income	100,598	114,089
Miscellaneous Income	54	3,879
	1,900,208	1,618,354
Expenses:		
Employee Compensation and Benefits and Related Taxes	511,264	554,840
Pension Expense	80,000	80,000
Quotation Services	51,938	56,070
Clearing and Commission Fees	100,029	97,580
Other Operating Expenses	112,670	99,193
	855,901	887,683
Income Before Provision For Income Taxes	1,044,307	730,671
Provision For Income Taxes	5,363	5,539
Net Income	$ 1,038,944	$ 725,132

See accompanying notes and independent auditor's report.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance: June 30, 2001	$ 100	$ 125,275	$ 1,336,489	$ 1,461,864
Net Income for the Year Ended June 30, 2002	-	-	725,132	725,132
Shareholder's Distributions of Net Income	-	-	(600,000)	(600,000)
Balance: June 30, 2002	100	125,275	1,461,621	1,586,996
Net Income for the Year Ended June 30, 2003	-	-	1,038,944	1,038,944
Shareholder's Distributions of Net Income	-	-	(950,000)	(950,000)
Balance: June 30, 2003	$ 100	$ 125,275	$ 1,550,565	$ 1,675,940

RENSSELAER SECURITIES CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities:		
Net Income	$ 1,038,944	$ 725,132
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:		
Depreciation of Property, Plant and Equipment	4,397	5,609
Unrealized Loss on Securities	46,053	102,375
Change in Assets and Liabilities:		
Securities Inventory	767,225	(691,009)
Due from Clearing Organization	37,848	(131,527)
Accounts Receivable	(251)	(206)
Investments	30,000	40,000
Prepaid Income Taxes	900	(2,574)
Prepaid Expenses	(9,967)	-
Accounts Payable and Accrued Expenses	(6,866)	4,532
Margin Loan Payable	(218,040)	218,040
Due to Clearing Organization	-	(31,985)
Net Cash Provided By Operating Activities	1,690,243	238,387
Cash Flows Provided By (Used In) Investing Activities:		
Capital Expenditures	(1,112)	(6,985)
Other Deposit with Clearing Organization	13	1,063
Net Cash Used In Investing Activities	(1,099)	(5,922)
Cash Flows Used in Financing Activities		
Distributions of S-Corporation Earnings	(950,000	(600,000)
Net Increase (Decrease) in Cash and Cash Equivalents	739,144	(367,535)
Cash and Cash Equivalents at Beginning of Period	8,061	375,596
Cash and Cash Equivalents at End of Period	$ 747,205	$ 8,061
Composition of Cash and Cash Equivalents:		
Cash	45,099	8,061
Cash with Clearing Organization	702,106	-
	$ 747,205	$ 8,061
Supplemental Disclosure of Other Cash Items:		
Income Taxes Paid	$ 5,763	$ 10,113
Interest Paid	$ 1,270	$ 3,931

See accompanying notes and independent auditor's report.

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related expense on a trade date basis.

Income Taxes

Income tax expense is provided on income as reported in the statements of income regardless of when such taxes are payable. Deferred taxes result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

Under the asset and liability method of SFAS № 109, deferred tax assets would be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These timing differences are not considered to be material, therefore no deferred tax provision has been recorded.

Property, Plant and Equipment

Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from five to ten years using the straight line method.

Advertising

Advertising and promotional costs are expensed as incurred.

Cash and Cash Equivalents

Cash of $45,099 and $8,061 at June 30, 2003 and 2002, respectively, consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Corporation also considers cash deposited with the clearing organization to be cash equivalents.

1. SIGNIFICANT ACCOUNTING POLICIES (*CONTINUED*)

Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2002 or June 30, 2001. Customer transactions are not handled by the Corporation, rather transactions are processed through a carrying broker, on a fully disclosed basis. The Corporation does not maintain margin accounts for their customers. The Corporation has no liabilities subordinated to the claims of general creditors. The Corporation is not a member of any securities exchange.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

2. OTHER DEPOSITS

In December 1993, the Corporation made a $50,000 interest bearing deposit with its clearing agent, U.S. Clearing Corp. During 2001 the Corporation raised the deposit in accordance with the revised $75,000 funding limit. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The fair value of the good faith deposit was $75,186 and $75,219 at June 30, 2003 and 2002, respectively.

3. INVESTMENTS

Investments for trading purposes, including those securities held by the clearing organization, are marked to the market price. Realized and unrealized gains or losses are therefore recognized as revenue during the current period.

4. OTHER OPERATING EXPENSES

Other operating expenses consisted of the following for the period ended June 30,

	2003	2002
Consulting and Temporary Help	$ 4,755	$ 14,518
Professional Fees	40,879	18,256
Occupancy	14,319	17,241
Regulatory Dues and Fees	8,109	1,913
Dues and Subscriptions	524	555
Office Supplies	6,408	5,939
Communications	15,617	11,696
Insurance and Bonding	3,688	4,076
Advertising and Promotion	1,269	2,866
Depreciation and Amortization	4,397	5,609
Margin Interest	1,270	3,931
Meals, Travel and Entertainment	11,435	12,593
	$ 112,670	$ 99,193

5. PENSION BENEFITS

The Corporation maintains two qualified retirement plans. Both plans are defined contribution plans that cover employees 21 years or older that have provided 1,000 hours of service per year. One plan allows a discretionary contribution up to 15% of compensation while the other plan requires a contribution of 5% of each participants compensation for the plan year. The amounts contributed annually to each plan are allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In each plan participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under each Plan is 59½ years old. The total contributed to all plans was $80,000 for the year ended June 30, 2003 and $80,000 for June 30, 2002.

6. INCOME TAXES

Income tax expense consisted of the following for the years ended June 30,

	2003	2002
Current Income Tax:		
State	$ 5,353	$ 5,539

The Corporation elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Corporation will generally not pay Federal income taxes and will be only subject to State income taxes based on the difference between the top corporate and individual tax rates on its taxable income.

7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2003 the Corporation had net capital of $1,519,435 which was $1,419,435 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 at June 30, 2003. At June 30, 2002, the Corporation had net capital, as defined, of $1,301,870 which was $1,201,870 in excess of its minimum required net capital of $100,000 . The Corporation's ratio of aggregate indebtedness to net capital was .25 to 1 at June 30, 2002.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Off-Balance-Sheet Risk

The Corporation engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Corporation to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the periods ended June 30, 2003 and 2002, the Corporation did not hold customer securities.

Litigation

Management is not aware of any pending or threatened litigation that could result in any material adverse effect on the Corporation's financial condition as of June 30, 2003.

Operating Leases

The Corporation leases office space under an operating lease at $1,000 per month, through October 2004 with an additional three, one year renewal options. Future minimum payments under this agreement for the years ending June 30, 2004 and 2005 are $12,000 and $4,000, respectively.

9. MARGIN LOAN PAYABLE

The Company will occasionally purchase securities on margin for the Firm account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call rate (4.5% at June 30, 2002). The loan is collateralized by Securities owned by the Company. The total balance outstanding at June 30, 2003 and 2002 was $0 and $218,040, respectively.

OTHER FINANCIAL INFORMATION

RENSSELAER SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2003 AND 2002

	2003	2002
Net Capital		
Total Stockholders' Equity Qualified for Net Capital	$ 1,675,940	$ 1,586,996
Deductions and/or Charges:		
Non-Allowable Assets:		
Petty Cash	450	200
Investments	16,300	46,300
Property, Plant and Equipment	15,566	18,851
Accounts Receivable	2,201	1,950
Expenses	13,307	4,240
	47,824	71,541
Net Capital Before Haircuts on Securities Positions	1,628,116	1,515,455
Haircuts on Securities	108,681	213,585
Net Capital	$ 1,519,435	$ 1,301,870
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition:		
Margin Loan Payable	$ -	$ 218,040
Accounts Payable	22,321	27,813
Accrued Expenses	69,363	69,437
Accrued Income Taxes	2,700	4,000
Total Aggregate Indebtedness	$ 94,384	$ 319,290
Computation of Basic Net Capital Requirement		
6⅔% of Aggregate Indebtedness	$ 6,292	$ 21,286
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital Over Minimum Net Capital Requirement	1,419,435	1,201,870
Excess Net Capital at 1000%*	1,509,997	1,269,941

* Calculated as Net Capital - (Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5 as of June 30, 2003 and 2002	2003	2002
Net Capital, as reported in Corporation's Part II (Unaudited) FOCUS Report	$ 1,519,435	$ 1,344,217
Net Audit Adjustments	-	42,347
Net Capital Per Above	$ 1,519,435	$ 1,301,870

Note: The audit adjustments which resulted from a recalculation of the valuation of two securities was reflected in a subsequent Focus Reports.

Rensselaer Securities Corp.

Schedule 2

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of June 30, 2003 and 2002

	2003	2002
CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$ -	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-	-
Credit balances in firm accounts which are attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days old	-	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	-
Total Credit Items		
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		
Other	-	-
Total Debit Items	-	-
RESERVE COMPUTATION:		
Excess of Total Debits Over Total Credits	-	-
Required Deposit	$ -	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c-3 as customer securities are not held by RSC.

See independent auditor's report.

During the years ended June 30, 2003 and 2002, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.